EXHIBIT 99.3

First PacTrust Bancorp, Inc.
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July xx, 2002

Dear Subscriber:

Thank you for your order of common stock in connection with the conversion of Pacific Trust Bank from the mutual to stock form of ownership. We are pleased to announce that the conversion was approved by the Bank's members at a special meeting of members. Further, members and other subscribers have submitted orders for shares of Common Stock in excess of the number of shares initially offered.

In accordance with the Bank's plan of conversion, an updated pro forma market value of the Bank was prepared following the initial expiration of the subscription offering, June 19, 2002. Based upon, among other things, the market demand as reflected by the level of subscriptions received, the Bank's independent appraiser concluded that the estimated offering range has increased. The new offering range is $40.8 million to $55.2 million. As a result of the increased valuation the purchase price has been increased from $10.00 per share to $12.00 per share.

Information regarding the amended range is set forth in the enclosed prospectus supplement dated July xx, 2002. Please read the prospectus supplement carefully before determining whether to place a new order.

In view of the amended offering range, we are returning with this letter all funds received, with interest, and canceling all withdrawal authorizations for everyone who subscribed for shares of common stock pursuant to the subscription offering. At the same time, each of you, AND ONLY YOU, are again being given the opportunity to subscribe for shares of common stock of First PacTrust Bancorp, Inc. IN ORDER TO PLACE A NEW ORDER FOR SHARES OF COMMON STOCK, YOU MUST COMPLETE AND RETURN THE ENCLOSED SUPPLEMENTAL ORDER FORM TO THE BANK, ACCOMPANIED, IF APPLICABLE, BY PAYMENT OR A WITHDRAWAL AUTHORIZATION, SO THAT IT IS RECEIVED AT THE STOCK INFORMATION CENTER OR ONE OF THE BANK'S BRANCHES BY NO LATER THAN 4:00 P.M. CHULA VISTA, CALIFORNIA TIME, ON AUGUST XX, 2002.

FAILURE TO RETURN A SUPPLEMENTAL ORDER FORM WILL RESULT IN YOU NOT RECEIVING ANY SHARES OF COMMON STOCK IN THE OFFERING.

We appreciate your cooperation and understanding and thank you for helping in our successful transition to stock form. If you have any questions, please visit our Stock Information Center at 279 F Street, Chula Vista, California or call at (619) 691-9267.

Sincerely,

Hans R. Ganz
President and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy any securities. The offer is made only by the prospectus and the prospectus supplement. The shares of common stock offered in connection with the conversion are not savings accounts or deposits and are not insured or guaranteed by Pacific Trust Bank, First PacTrust Bancorp, Inc., the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund, or any other government agency.